CARVER BANCORP, INC.

75 West 125th Street
New York, New York 10027

November 30, 2021

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carver Bancorp, Inc.
Registration Statement on Form S-3 (Registration No. 333-259551)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Carver Bancorp, Inc., a Delaware corporation (the “Company”), hereby requests that the Company's above-referenced Registration Statement on Form S-3 be declared effective at 4:00 p.m., Eastern Time, on December 2, 2021, or as soon thereafter as is practicable.

Very truly yours,

/s/ Michael T. Pugh
Michael T. Pugh
President and Chief Executive Officer
(Duly Authorized Representative)